Exhibit 21.1
List of Subsidiaries of BroadSoft, Inc.

BroadSoft International, Inc.	Delaware
BroadSoft Australia Pty Limited	Australia
BroadSoft M6, LLC	Delaware
BroadSoft PacketSmart, Inc.	Delaware
BroadSoft Technologies Private Limited	India
BroadSoft SAS	France
BroadSoft Casabi, LLC	Delaware